Exhibit 12.1

Oshkosh Corporation

Statement of Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended September 30,					Three Months Ended December 31,
	2005	2006	2007	2008	2009	2008	2009
Earnings
Income (loss) from continuing operations before income taxes and equity in earnings of unconsolidated affiliates	$266.6	$319.1	$417.2	$403.8	$(1,178.2)	$(14.0)	$276.0

Fixed charges (see below)	8.2	8.3	202.9	215.1	216.4	45.3	52.0

Amortization of capitalized interest	—	(0.1)	(0.1)	—	—	—	—

Distributed income of equity investees	2.3	5.4	1.6	3.3	—	`	—

Pre-tax losses of equity method investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—

Total	$277.1	$332.7	$621.6	$622.2	$(961.8)	$31.3	$328.0

Fixed charges
Interest expensed	6.8	6.4	193.7	203.0	198.0	42.6	47.2

Interest capitalized	—	0.1	0.1	—	—	—	—

Amortization of premiums, discounts and capitalized expenses related to indebtedness	0.3	0.3	5.5	7.2	13.4	1.5	3.6

Estimate of interest included within rental expense	1.1	1.5	3.6	4.9	5.0	1.2	1.2

Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Total	$8.2	$8.3	$202.9	$215.1	$216.4	$45.3	$52.0

Ratio of earnings to fixed charges (a)	33.8	40.1	3.1	2.9	—	—	6.3

(a)                    Due to our loss for the fiscal year ended September 30, 2009 and the three months ended December 31, 2008, our earnings were inadequate to cover fixed charges for such periods by $1,178.2 million and $14.0 million, respectively. The deficiency for the fiscal year ended September 30, 2009 was primarily a result of pre-tax, non-cash goodwill impairment charges of $1,161.1 million and $29.1 million of pre-tax, non-cash impairment charges on other long-lived assets recognized in fiscal 2009. The deficiency for the three months ended December 31, 2008 was primarily the result of an operating loss in the access equipment segment due to significantly lower sales volume coupled with unrecovered raw material cost increases and increased provisions for doubtful accounts.